SUB-ITEM 77C


RESULTS OF ANNUAL STOCKHOLDER MEETING HELD ON MARCH 26, 2009
1. Election of Directors The stockholders of the Fund elected James J. Lightburn and Joe O. Rogers as Class I directors to serve for a term expiring on the date on which the annual meeting of stockholders is held in 2012.
			For	    Withheld
James J. Lightburn      14,623,974  2,436,406
Joe O. Rogers	        14,642,799  2,417,581


In addition to Messrs. Lightburn and Rogers, the following persons serve as Directors of The China Fund, Inc.:

Michael F. Holland
William Kirby
Nigel S. Tulloch